CONTACT:
                                        Marianne V. Pastor
                                        (703) 335-7800
                                   FOR IMMEDIATE RELEASE

Williams Industries, Inc. Announces
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Third Quarter 2008 Results
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     Manassas, VA. --- June 12, 2008 --- Williams Industries, Inc. today announced results for the third quarter of Fiscal 2008, which ended April 30,
2008.   The company had revenue of $9,491,000 and a loss of $465,000 or $0.13 per share, compared to the 2007 third quarter revenue of $11,474,000 and a loss of $660,000 or $0.18 per share. For the nine months ended April 30, 2008, the company reported a loss of $1,352,000 or $0.37 per share on revenue of $28,739,000 compared to a loss of $1,171,000 or $0.32 per share on revenue of $30,973,000 in same period in 2007. The company's complete quarterly filing is available on the Securities and Exchange Commission's EDGAR system (www.sec.gov).

     The company also announced that during this time of steel price escalations and supply uncertainty, it was consolidating and relocating portions of two of its manufacturing operations.

     Williams Bridge Company will take the opportunity to consolidate and "right size" its operations by significantly downsizing the Manassas plant. Redundant operations will be eliminated and the company's larger plant in Richmond, Virginia will become the primary production facility. In addition to the consolidation, Williams Bridge Company will be investing in technology to improve quality and further reduce costs. Layoffs in Manassas will begin immediately and will be completed in early August. The sales and administration functions will remain in Manassas. These changes will enhance opportunities for future business success and further the company's ability to produce high quality products.

     S.I.P. Inc. of Delaware is also taking the opportunity to "right size"
its operations.   This subsidiary will move its Wilmington, Delaware
operations to its plant in Gadsden, Alabama. It is anticipated that relocation will occur prior to September 1. All of these measures were taken to reduce operating costs and to improve value for customers. To assure customer service and timely response in the Middle Atlantic and Northeast, a small distribution facility will be established at the Richmond plant mentioned above.

     This release contains forward-looking statements, which are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in, or implied by, the forward-looking statements. These forward-looking statements may include, among others, statements concerning the Company's revenue and cost trends, cost reduction strategies and anticipated outcomes, planned capital expenditures, financing needs and availability of such financing, and the outlook for future construction activity in the Company's market areas. Investors or other users of forward-looking statements are cautioned that such statements are not a guarantee of future performance by the Company and that such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

     For additional information, please call the company's investor relations' office at (703) 335-7800.

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